Exhibit 12.1

Triad Hospitals, Inc

Computation of Ratios of Earnings to Fixed Charges

	For the Years Ended December 31,
	2002	2001	2000	1999	1998
Earnings:
Income from continuing operations before minority interests and income taxes	$250.5	$55.7	$26.3	$(112.4)	$(113.9)
Fixed charges, exclusive of capitalized interest	156.9	144.4	72.5	78.9	82.4

Income as adjusted	$407.4	$200.1	$98.8	$(33.5)	$(31.5)

Fixed Charges:
Interest charged to expense	$136.7	$127.6	$62.2	$67.7	$68.9
Portion of rents representative of interest	20.2	16.8	10.3	11.2	13.5

	156.9	144.4	72.5	78.9	82.4
Interest expense included in cost of plant construction	4.6	4.6	1.7	—	1.7

	$161.5	$149.0	$74.2	$78.9	$84.1

Ratios of Earnings to Fixed Charges	2.5	1.3	1.3	(A )	(A )

(A)	Triad's earnings were insufficient to cover fixed charges by $112.4 million and $115.6 million for the years ended December 31, 1999 and 1998, respectively